Filed by Click2learn, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Click2learn, Inc.

Docent, Inc.

Commission File No.: 00-24289

The following is a transcription of Click2learn, Inc.’s Quarter 4, 2003 earnings conference call, held on January 13, 2004.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. filed a registration statement on Form S-4, as amended, under the name “Hockey Merger Corporation” on January 6, 2004, containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Hockey Merger Corporation described above. Additional information regarding these directors and executive officers is also included in Docent's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Hockey Merger Corporation described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Operator:	Good morning my name is Carrie, and I will be your conference facilitator today. At this time I would like to welcome everyone to the Q4 Fiscal Year 2003 Preliminary Earnings Announcement Conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number one on your telephone keypad. If you would like to withdraw your question press star then the number two on your telephone keypad. Mr. Oakes, you may begin your conference.

Kevin:

Okay. Thanks Carrie, and good morning. I’d like to thank everyone for joining us today for this conference call. Here with me in our corporate headquarters in Bellevue, Washington is John Atherly our CFO. Before we get going I need to point the following important information. Certain comments made during this conference call may contain forward-looking statements that include risks and uncertainties, including statements about future revenue, customers, and business expectations, in addition to future operations, financial performance, customer benefits and potential synergies to be derived from the proposed merger with Docent and other market conditions. These statements are not historical facts or guarantees of future performance or events, and are based on current expectations, estimates, lease assumptions, goals and objectives. We do not assume any obligations to update any such forward-looking statements, and these statements involved known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undo reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the challenges and costs of closing, integration, and restructuring, and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2Learn, and emerging in a rapidly evolving market, market uncertainty with the respect to the proposed merger and acceptance of the combined companies product offerings by customers and partners, adverse changes in general economic or market conditions, delays or reductions in information technology spending, the ability to attract or retain highly qualified employees, competition in the market, and other events and important factors disclosed previously and from time to time in click2learn’s filings with the SEC, including our 10K and 10Q filings, and disclosed in the registration statement on form S4 as amended  and filed by Click2learn and Docent under the name Hockey Merger Corporation on January 6, 2004.

Yesterday we released preliminary results for the fourth quarter and fiscal 2004. The timing of this release was coordinated with Docent and earlier than projected in order to update investors with preliminary results. In October, when we announced our proposed merger with Docent, we anticipated fourth quarter’s revenues would be difficult to predict, and is evidenced by our results, it was at approximately $10 million of our total bookings for the quarter were strong. I was quite pleased that the fourth quarter total bookings were higher than they have been in any other quarter this year. While the business booked in the fourth quarters certainly met our expectations the recognizable revenue in the quarter was below our expectations. The short fall in recognized revenue relative to expectations was due to several factors, and one of those factors is that in a more typical quarter, with $10 million in bookings, we would expect that license revenue from perpetual licenses would make up about 40 to 45% of the bookings.

In this quarter our bookings included a larger number of subscription licenses, which are recognized over the term of the agreement, typically two or three years, and a larger mix or services orders related to the Aspen Platform [PHONETIC], which are recognized as work is performed. We estimate that licenses represented only about 18% of new bookings with several new license clients waiting for the first quarter of 2004 to make their purchasing decision. Although recognized revenue was below the range we set on the day of our merger announcement, the wins we had in the fourth quarter, as well as the enterprise opportunities that we are seeing in early 2004, are evidence that our business continues to be strong and our market continues to be healthy. For example the fourth quarter saw Aspen orders generated from several well known organizations, including new and existing customers such as BAE Systems, Blue Cross Blue Shield, Cendant, Citigroup, Microsoft, New Horizons, Symantec, Textron,  Vodafone, Well Point and Wyeth, among several others. These are the caliber of clients that Click2learn continues to target and the caliber of companies that our merger with Docent is geared towards.

I’d like to spend a moment updating you on the mergers progress, but before I do that let me turn the call over to John to review our preliminary financial results in more detail. John.

John:

Thanks Kevin. Good morning. First I’d like to remind you that the December quarter marks our fiscal year end, therefore the numbers we are sharing are preliminary and may change as we complete our annual audit. Our preliminary results reflect that our customers like the proposed merger with Docent with new order bookings coming in at approximately $10 million for the quarter. This bookings amount represents our highest level of achievements of 2003. It is up approximately 40% from third quarter. Our top 13 deals averaged over $400,000, and we had 20 six figure deals during the quarter that were booked. Our preliminary estimate is that total revenue for the fourth quarter will be between $5.5 million and $5.8 million in comparison to $8.6 million in 2002. Total year revenue will be between $29.1 million, and $29.4 million in comparison to $25.5 million in 2002. Platform revenues are estimated at $4.4 million to $4.7 million for the quarter, and $24.3 million to $24.6 million for the full year.  Platform revenues for 2002 were $7.2 million for the quarter, $23.3 million for the full year.

Now encore, contents, services, and tools revenues combined benefited from the new release of the tool book product, and were unchanged versus 2002 at $1.4 million. Full year 2003 revenues were $5.1 million and they were down 29% versus $7.3 million in 2002.  Expenses are projected to be in line with our expectations in that approximately third quarter levels. Net loss for the fourth quarter is projected to be between $.10 and $.11 per share, or $3.4 million to $3.0 million. Net loss for the full year is projected to be between $6.4 million and $6 million. Cash ended at $12 million, and this is down $2.9 million from the end of the third quarter. Approximately $600,000 in cash was used to pay merger related expenses. And as you know we are anticipating a first quarter closing for the proposed merger with Docent. With that closing we are planning on giving guidance once the merger is completed, and provide more details after that occurs. Now I’d like to turn the call back to Kevin so that he can provide more details on the merger.

Kevin:

Okay. Thanks John. In October, when we announced one of the most significant transactions in our industry, namely that Click2learn and Docent have agreed to form a new company and a merger of equal transaction. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company poised for sustained long-term leadership of the global business performance management, and learning industry. After we announced our proposed merger, management from both firms met with key clients and investors to communicate our vision for the new company. The feedback from those meetings was that the industry is in need of consolidation and needs strong and viable players who can move the thinking and the technology. Liability is something that has been an issue for several of the smaller players of the industry, and a key driver for this combination is obviously to create a company with a financial strength to deliver results. With approximately $40 million in cash and the scaled to leverage operational efficiencies the combined company expects to be, they expect to be the clear choice for clients looking for a long-term supplier relationship. Our clients also told us that they feel that the product strength and the philosophy of both Docent and Click2learn make us a logical pairing. With combined R&D teams our customers expect us to have more power to create the types of enterprise wide learning solutions that meet the needs of our customers. For the largest customers base and the broadest and strongest network of strategic partners, the people we’ve met with agree that our mergers should create the clear industry leader.

We’ve had a lot of activities since our October announcements; let me take a moment to update you on the mergers progress. Amended preliminary proxy statement and prospectus on Form S4 was filed on January 6th, and can be found on the SEC’s Edgar System under Hockey Merger Corporation, which is a temporary name assigned to the new entity until the official name is established. We’ve received and responded to the SEC’s initial comments and expect to complete SEC and review and mail a definitive proxy statement and prospectus to stockholders in the next several weeks. The product integration planning is moving forward and we believe the combined company’s product suite will be able to integrate the best of both products, and will be superior to what either individual company would have achieved. We expect to announce a detailed roadmap after the merger closes. We also continue to make progress in selecting a new name and expect to announce the new name when the new merger closes.

In summary we believe this merger will provide our customers with a partner that has the widest experience based proven technology and the most comprehensive offering of any supplier in our market. Combined with our strong financial position I feel this merger will result in exactly what the market needs at this point and time, which is a clear leader that companies and stockholders can rely on for years to come. That concludes the formal part of our presentation, John and I would now be happy to answer any questions that you might have. Carrie?

Operator:	At this time I would like to remind everyone that in order to ask a question please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Eric Martinuzzi from Craig-Hallum.

Eric:

Good morning gentlemen that’s Eric Martinuzzi from Craig-Hallum. My question has to do with why customers waited on the license? Why did they decide to hold off and do it in Q1 as apposed to Q4 knowing that there is going to be a merged technology that should be out, I’d estimate you know nine months down the road, they are still nine months away from that new product?

Kevin:

As you know Eric we work on a lot of deals, dozens and dozens of deals each quarter, and while we saw a great bookings quarter, best that we’ve had this year, the mix was much more heavy to service and to the subscription deals then we’ve seen in past quarters, and you know, I think if it were a little bit different story we wouldn’t have to be talking about a recognized revenue miss in the quarter and dealing with that hiccup we’d be talking about a great quarter. We did see some perpetual license deals pushed into fiscal 2004, some of those deals were clearly the result of just wanting to better understand the product roadmap going forward for the combined company. You know I’m happy to say that the business that we’re seeing in early 2004 looks very solid. We have a number of deals that we are a vendor of choice on, some of those we have already closed in early 2004, so I think we’ve been able to overcome any product issues that some of those customers have had, but some want to wait and you know better understand that detailed product roadmap.

Eric:	Okay. So it’s fair to say though that it hasn’t ended discussions with these folks it just postponed it?

Kevin:

The vast majority of the deals that we expected to close in Q4 that didn’t end up closing in Q4 were delayed into “04 as apposed to loss, so that’s you know, I think that’s a very good sign that what companies out there are looking for is a long-term viable partner, it’s just hard to control their timing of the decision.

Eric:

Okay. We—I just want to make sure I understand the Q4 bookings number.  When you say that 18% was perpetual, can I translate that into Q4 license was $1.8 million or am I missing an element of license that comes from subscription?

Kevin:	No that’s a proper interpretation. The total license revenue for the company booked in fourth quarter was about $1.8 million.

Eric:

Okay. A question on the competitive landscape, and I asked this having just listened to your merger partner Docent use the description as more desperate as the way to describe the competitive landscape in Q4 based in part of the pending merger, would you agree or disagree with that comment, and why?

Kevin:

Yeah, you know, I’d certainly agree with that comment, there’s certainly more noise from some competitors around our merger. I’ve been surprised that they’ve focused more of their attention on us as apposed to where they should be focusing their attention and pleasing their customers. We have seen the competitive landscape react to the merger, but you know I think when it comes to pricing pressure or competitors that we see out there it’s not a heck of a lot different then it was last quarter although we certainly see Docent more consistently in deals, you know, and certainly in more deals than any other competitor by far, in fact you know having Docent and Click2learn as the two finalist in deals we’ve seen that happen several times.

Eric:

Okay. My final question has to do on the development side, you’ve commented in the past that Microsoft is funding development efforts of Aspen product at Click2learn, has that funding level increased, decreased, remained the same, based on this pending merger?

John:	Pretty much been at the same level all year, Eric, so we’ve been averaging about the same level through the first of, actually all four quarters of the year.

Eric:	And what was the dollar amount?

John:	It’s slightly below or right around $500K a quarter.

Eric:	Okay, and that’s for Microsoft specific capabilities of Aspen or is this capabilities that would be, you know, be useful to all customers?

John:

Capabilities of Microsoft one, but it would be useful to all customers. I think as you know Eric, we’ve been, we’re a Microsoft architecture and so supporting dot net going forward is very important and that’s a big part of Microsoft interest in the company and interest in the Aspen product, and so that relationship continues in earnest.

Eric:	But that’s not to say that it would not be able to support a J2E environment [PHONETIC]?

Kevin:

No we’ve stated publicly that our plans are to support both. We think it’s, you know, when you are dealing with enterprise customers we have to be very flexible in making sure that we can support the environments that are enterprise customers are running, and so we stated publicly that long-term we will support both J2E and dot net, you know, as we think the two companies right now individually are out there supporting, and so we see that as being the right strategy for us long-term.

Eric:	Okay that covers my questions thank you gentlemen.

Kevin:	Thanks.

John:	Thanks.

Operator:	Your next question comes from Connie Wegan [PHONETIC] with Think Equity Partners.

Connie:	Good morning.

Kevin:	Hi Connie.

Connie:

You mentioned earlier that several of the clients pushed out the decision to license Aspen Q1 and express some confidence that those deals, or a large part of those deals would close, so would you anticipate that Q1 would be disproportionately strong compared to last year?

Kevin:

Yeah we, we’re not in the position to provide any guidance for Q1. We expect that we’ll do that once the merger closes, which is right now scheduled for Q1. You know we feel good about the number of deals we’ve got going into Q1 but as far as predicting you know those deals closing, you know, we’re not prepared to do that right now, Connie.

Connie:

Okay. I thought I could at least try. And you had a disproportionate amount of subscription sales versus only 18% of license sales in the quarter, do you feel that this was a one time outlier or do you believe this could constitute a trend?

Kevin:	I think what we saw in Q4 was much more one time as apposed to a trend. We do see a number of companies who like that subscription model, for a couple of reasons, one is just to spread out their expense, their cash outlay long-term, that’s certainly a driver for that. Another is often when we are hosting for a company it’s in order to get them up and running faster or to circumvent you know, maybe not a helpful IT department in that organization, and a lot of times when we do host that naturally we are just more of a service relationship or subscription relationship as apposed to a perpetual license relationship, so I don’t know if it’s necessarily a trend, Connie, I really don’t think it is. You know I think we’d see quarters going forward return to more normal levels where we’d see 40%, 45% or so of our revenue being perpetual licenses going forward, so we’re certainly seeing a heavy amount of implementation and customerization work, which we also saw in Q4.

Connie:

Okay. Great. And then I’m trying to get a handle on the fact that this was your weakest quarter in terms of recognized revenues in several years coinciding with the merger announcement, so the [UNINTELLIGIBLE] analyst [UNINTELLIGIBLE] there could be a connection—

Kevin:	— right—

Connie:

— as [UNINTELLIGIBLE] some clients postponed their purchase until there is a clearer product, or it’s not as you said, but did you actually loose clients or had made sure negative customer reaction as a result of the merger, or planned merger?

Kevin:

We’ve had zero negative customer reactions. We have not lost a single client, in fact our support renewals in the quarter were 1005, so I, you know, I couldn’t be more pleased with the positive client reaction that we’ve seen as a result of the merger.

Connie:

Okay, and you said you closed about 13 large deals [UNINTELLIGIBLE] $400,000, what was your overall average size and then the total of number of license deals sold in the quarter, and how much was direct from international sales?

Kevin:

Well what we usually do is we set up threshold of around $25,000 to qualified deals that we take out the small little one-fee two-fee license purchases. This quarter we had actually 31 orders from clients, so it makes the number, if I averaged everything, about $200,000, so to put it in comparable terms to prior quarters—

Connie:	— yeah.

Kevin:	I use the top 13 to give you the size of the big ones, and then told you how many six figures there were as well. It’s about 26 figure deals as well.

Connie:	Okay. And what was the—did you mention the international sales?

Kevin:

We didn’t mention it in the script. International sales were probably a little bit lighter than they have been in the past below 10% of our total revenue. We continue to see Europe being you know, the big driver internationally, and so I’ve spent, I’ve spent a little bit of time this quarter in Europe and plan to do so going forward. We’ve also seen continued momentum in Australia as well as some other Asian countries, so we are seeing international interest, and personally I believe that’s a big growth area for not only Click2learn but for the combined company going forward.

Connie:	Okay, and what was the differed revenue in DSO and cash burn in the quarter?

Kevin:	We didn’t actually reveal that, and what we’d like to do on that is wait till the auditors finish their work to do that, but differed revenue went up substantially in the quarter versus third quarter.

Connie:	Okay, thank you that is all my questions.

Kevin:	Thanks Connie.

John:	Thank you.

Operator:	Your next question comes from Alex Silverman with Specials Situations Fund [PHONETIC].

Alex:	It’s been answered thank you.

Operator:	Your next question comes from Brian Goneck [PHONETIC] with Close Share [PHONETIC].

Brian:

Hi good morning, just to clarify on the bookings a little bit and revenues, with $10 million of bookings and a higher proportion being in subscription is there any way we can translate sort of those subscription revenues as if they were you know perpetual license to kind of say revenues would have been “x” if such subscription revenues were treated as a perpetual license?

Kevin:

I’d love to do that Brian but I think that would be disingenuous to you know to shareholders to do that. You know I think the positive with subscription licenses is obviously, you know, it’s over a two to three year time period, it’s contracts that you know we can bank on and just continue to improve our visibility going into any quarter—

Brian:

— right, okay, let me ask it a little differently. If these were sold not a subscription but as licenses for the same duration of which you have a subscription is the cash flow you would expect out of these would they be the same?

Kevin:	Is the cash flow the same on subscriptions deals as perpetual deals?

John:	Well a subscription deal would have a greater cash flow the life of the term then it would if we just did a perpetual.

Brian:	Okay.

John:	Which is one of the, I think there has to be a cost to doing a subscription because you haven’t bought the product, so your total outlay would be a little bit higher.

Kevin:	Right.

Brian:	So in a way this is actually, would you prefer to have the subscription as apposed to a perpetual license sale?

Kevin:	Well it didn’t affect the short-term results obviously it’s better for the company long-term, because you are charging slightly more and it’s more predictable.

Brian:	Right, so it’s actually a good thing.

Kevin:

Yeah, it’s certainly not a bad thing. It’s bad when we are talking about recognized revenue falling below expectations you know in one quarter, but long-term subscriptions are very good [UNINTELLIGIBLE-OVERLAPPING CONV.]

Brian:

Of course, of course, that’s what I wanted to clarify. Now when you say that several new clients are waiting for the first quarter to make their purchasing decision, those clients are not included in the bookings, is that correct?

Kevin:	Correct.

John:	Correct.

Brian:

Okay, so if there is $10 million of bookings and the different between that and what you report of, let’s say on the low end $5.5 million, is $4.5 million what portion of that would fall into Q1 versus you know spread out over a longer period of time?

John:	Well the bulk of that $4.5 million of an increased backlog [UNINTELLIGIBLE] low end is work that would, the majority of that would be recognized within six months.

Brian:	Okay.

Kevin:

Yeah, that result, you know, that’s probably the result of large service contracts that we’ve done for work being performed over that time, you know, in addition to the subscriptions that fall into that.

Brian:	Right, right, and as far as the clients waiting to the first quarter you know is that a pretty good size number in your view?

Kevin:

Yeah there’s a lot of clients that fall into that category, you know, as I said earlier we work on dozens and dozens of deals in each quarter, and the vast majority were not lost that didn’t close in Q4 they were simply pushed into fiscal 2004, so you know, that involves a lot of companies.

Brian:	Great. Okay. Thanks a lot.

John:	Thanks Brian.

Operator:	Your next question comes from Ashuk Ahuza [PHONETIC] with I-Core [PHONETIC].

Ashuk:	Three questions, so I guess is it fair to say that your bookings were in line with your expectations?

Kevin:	Probably even a little bit above our expectations since it was the biggest bookings quarter we had in the quarter.

Ashuk:

Okay. The second question I guess there was some questions regarding subscription let me try that one different way. Assuming those deals had been licensed deals would your approximate licenses be closer to 50%, 30%, is there any kind of a number that you can put on that?

John:	No even if those deals had come in just as straight license deals they would not have made up the, you know, the gap by 22% of what we would have expected for licenses.

Ashuk:	Okay.

John:	The majority of that issue was clients just waiting to make their decision.

Ashuk:

Okay. The last question again I didn’t really look at the Docent release until two minutes back from what I could tell they were in line with expectations, given that has there been any pressure or might there be any pressure to change the you know deal particulars?

Kevin:

You know Click2learn [UNINTELLIGIBLE] are boarded remain clearly enthusiastic as well as Docent and their board about the combination. We both continue to believe that this deal will formally close this quarter, and with the respect to the terms of the transaction, you know, we’ve got a contract in place with Docent and certainly there will be some analyzing of the situation but everybody intends to honor that contract.

Ashuk:	Thank you all the best.

Kevin:	Okay, thanks Ashuk.

Operator:	At this time there are no further questions.

Kevin:	Okay. Thanks everybody, we appreciate your time on the call this morning.

Operator:	This concludes today’s Q4 Fiscal Year 2003 Preliminary Earnings Announcement Conference call, you may now disconnect.

[END OF CALL]